MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Palliser Oil & Gas Corporation ("Palliser" or the "Company")
600, 255 – 5th Avenue S.W.
Calgary, Alberta T2P 3G6

2.	Date of Material Change:

July 30, 2014

3.	News Release:

A news release disclosing the details discussed in this material change report was issued by the Company on July 30th, 2014 and disseminated through the facilities of a recognized news service.

4.	Summary of Material Change:

Palliser reports that it has entered into an amalgamation agreement pursuant to which Palliser will amalgamate with Maha Energy Inc. ("Maha") to form a new corporation to be called "Maha Energy Inc.". Palliser also closed a minor asset disposition with Maha and entered into two farmout arrangements with Maha.

5.	Full Description of Material Change:

5.1      Full Description of Material Change

See attached Schedule "A".

5.2      Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business number of the executive officers of Palliser who are knowledgeable of the material change and this report are:

Kevin Gibson	Ivan J. Condic
President & CEO	Vice President, Finance and CFO
kevin@palliserogc.com	ivan@palliserogc.com
(403) 209-5717	(403) 209-5718

9.	Date of Report:

This report is dated August 8, 2014.

SCHEDULE "A"

MAHA ENERGY INC. AND PALLISER OIL & GAS CORPORATION TO AMALGAMATE TO FORM AN OIL AND GAS COMPANY FOCUSED ON EXPLOITATION AND DEVELOPMENT

Calgary, Alberta – Wednesday, July 30, 2014. Maha Energy Inc. ("Maha") and Palliser Oil & Gas Corporation ("Palliser") (TSXV:PXL) are pleased to announce that they have entered into an amalgamation agreement (the "Amalgamation Agreement") pursuant to which Maha and Palliser will amalgamate (the "Amalgamation") to form a new corporation to be called "Maha Energy Inc." ("New Maha"). Palliser has also closed a minor asset disposition with Maha and entered into two farmout arrangements with Maha.

AMALGAMATION

Pursuant to the Amalgamation, shareholders of Palliser will receive 0.1393 of a common share of New Maha (a "New Maha Share") for each common share of Palliser (a "Palliser Share") and shareholders of Maha will receive one New Maha Share for each common share of Maha (a "Maha Share").

Based on the price of US$1.25 per Maha Share, being the price at which Maha recently raised US$10 million of gross proceeds in a private placement of Maha Shares, and the July 30, 2014 Bank of Canada noon US$/C$ exchange rate of 1.0909, the value of the New Maha Shares to be received for Palliser Shares pursuant to the Amalgamation represents a 52% premium to the closing price of the Palliser Shares on the TSX Venture Exchange ("TSXV") on July 30, 2014 of $0.125. The combined asset base following completion of the Amalgamation will consist of heavy oil properties in the greater Lloydminster region of Alberta and Saskatchewan and a 99% interest in the LAK Ranch Field, a heavy oil property located in Wyoming. At closing of the Amalgamation, total production is expected to be approximately 1,650 boe/d (99% oil).

Completion of the Amalgamation is conditional on customary closing conditions and is subject to conditions precedent with respect to net indebtedness and transaction costs of Palliser at closing. In addition, it is a condition to the completion of the Amalgamation that Maha must complete bond and/or equity financings for combined aggregate gross proceeds of not less than US$70 million, (the "Financings") prior to October 31, 2014 (the "Outside Date"). The bond financing is expected to be completed in the Nordic market. The proceeds from the Financings will be used to refinance Palliser's current credit facilities and assist in the funding of New Maha's go-forward capital program. Upon completion of the Amalgamation, New Maha anticipates it will enhance shareholder liquidity by applying for a secondary listing in Sweden on the NASDAQ OMX First North Stock Exchange for New Maha Shares.

All outstanding options of Palliser and Maha at the effective time of the Amalgamation will be exchanged for options of New Maha in accordance with the Palliser and Maha option plans.

Approvals

The Amalgamation is subject to receipt of customary regulatory approvals, including the approval of the TSXV and the approval of 66 2/3% of each of the Palliser shareholders and the Maha shareholders.

Further information regarding the Amalgamation will be contained in a joint information circular to be prepared by Maha and Palliser, which the parties will prepare, file and mail in due course to their respective shareholders in connection with the requisite shareholder approvals of the Amalgamation and associated transactions. It is expected that the Maha and Palliser shareholder meetings will take place in mid-October, with closing of the Amalgamation expected to occur shortly thereafter, but in any event on or before the Outside Date. Further details regarding the respective shareholders' meetings will be provided in the joint information circular. All shareholders are urged to read the joint information circular once it becomes available as it will contain additional information concerning the Amalgamation.

Each of the directors and officers of Palliser, representing in aggregate approximately 7% of the issued and outstanding Palliser Shares (on a non-diluted basis), have committed to vote their Palliser Shares in favour of the Amalgamation at the Palliser shareholder meeting.

Each of the directors and officers, and certain significant shareholders, of Maha, representing in aggregate approximately 37% of the issued and outstanding Maha Shares (on a non-diluted basis), have committed to vote their Maha Shares in favour of the resolutions to be considered by shareholders of Maha at the Maha shareholder meeting.

Complete details of the Amalgamation are set out in the Amalgamation Agreement, which will be filed by Palliser with SEDAR and will be available for viewing under Palliser's profile at www.sedar.com.

Benefits of the Amalgamation

The board of directors of each of Maha and Palliser believe that the combined entity, with its stronger balance sheet, will have the means to execute a 2014 and 2015 capital expenditure program which will include advancing the development of the cyclic steam project at the LAK Ranch Field as well as pursuing optimization and development opportunities in the greater Lloydminster area.

The capital expenditure program for the remainder of 2014 will be to continue the development of the LAK Ranch cyclic steam project through the drilling and completion of at least 10 more horizontal cyclic steam producing wells along with the continued re-activation of existing wellbores in Alberta and Saskatchewan. Canadian-based work will include High Volume Lift (HVL) projects at Lloydminster, Alberta and Edam and Manitou, Saskatchewan. Cold Heavy Oil Production with Sand (CHOPS) work will be undertaken at Lloydminster, Alberta as well as at Manitou Saskatchewan.

Jonas Lindvall, CEO of Maha, stated, "We are very pleased to have completed an agreement with Palliser. The merger of our two companies and the refinancing of Palliser's debt will allow the combined management team to apply sufficient capital to New Maha's Canadian asset base to grow production and reduce per bbl operating costs thereby increasing operating netbacks. The forecast production profiles of Palliser and Maha are very complementary providing a combined asset base that upon development is anticipated to result in sustainable production with a low corporate decline rate. We expect that a joint listing on NASDAQ OMX First North Stock Exchange will provide for continued strong support from Scandinavian investors." Management of Maha has determined, based on its business model that the development of the combined assets is sustainable and has highlighted a few of the key forecasted attributes below.

Pro Forma Operational and Financial Data(1)

•	Production at closing of approximately 1,650 boe/d (99% oil) Canadian Assets:
	o	Total proved producing reserves of approximately 1.8 million boe, future net revenue of $38.8 million (discounted at 10%)(2)
	o	Total proved reserves of approximately 5.5 million boe, future net revenue of $86.9 million (discounted at 10%)(2)
	o	Total proved plus probable reserves of approximately 9.4 million boe, future net revenue of $153.3 million (discounted at 10%)(2)
	o	169 prospective well locations of which 86 locations are not included in the current reserves report(2)
	o	Undeveloped land (net) of 44,400 acres
•	U.S. Assets:
	o	99% working interest ownership and operatorship of a cyclic steam project at LAK Ranch Field in Wyoming

Notes:

(1)	All reserves and production figures before the deduction of royalties
(2)	Palliser reserves information from the independent reserves report prepared by Sproule Unconventional Limited effective December 31, 2013.

As described above, New Maha intends to apply for a secondary listing in Sweden on the NASDAQ OMX First North Stock Exchange for the New Maha Shares. The anticipated benefits of this secondary listing will be to enhance shareholder liquidity and provide additional access to capital.

New Maha expects to continue looking for opportunities to expand its investor base and pursue strategic acquisitions targeting undervalued asset bases that complement New Maha's business. Maha's management and board of directors believe the proposed transaction will result in a combined entity that has improved access to capital, which will be utilized to develop and explore oil and natural gas properties in Canada, the United States and outside of North America.

Management and Directors

New Maha will be led by the existing Maha management team under the leadership of Jonas Lindvall (President and Chief Executive Officer). Certain staff and officers of Palliser are expected to remain in their current positions as part of New Maha.

Jonas Lindvall, CEO of Maha, received a B.Sc. (Petroleum Engineering) from the University of Tulsa in 1991 and is currently completing a Masters of Energy Business from the University of Tulsa. Mr. Lindvall has 25 years of experience in the oil & gas sector including 10 years with Lundin Petroleum AB, four years with Talisman Energy Inc. and two with Petroleum Development Oman (owned 36% by Royal Dutch Shell). In 2005, Mr. Lindvall merged a private company controlled by him with Tethys Oil AB (a Swedish public company) and was a director of Tethys Oil AB and Managing Director of Tethys Oil Oman Ltd. from 2005 to 2010.

As part of the approval of the Amalgamation, the shareholders will also appoint the board of directors of New Maha for the ensuing year, which are proposed to be Jonas Lindvall, Ron Panchuk, Anders Ehrenblad, Wayne Thompson and one Palliser director, Jeffrey Saponja.

Board of Directors' Recommendation

The board of directors of Palliser has unanimously approved the Amalgamation and, based in part on the verbal fairness opinion from National Bank Financial Inc. (as discussed below), unanimously determined that the Amalgamation is in the best interests of Palliser.

The board of directors of Maha has unanimously approved the Amalgamation and unanimously determined that the Amalgamation is in the best interests of Maha.

Under the terms of the Amalgamation Agreement, each of Maha and Palliser shall not solicit or initiate any inquiries or discussions regarding any other business combination or sale of assets, subject to the fiduciary duty of the Maha or Palliser board of directors, respectively, in the event that an unsolicited superior proposal is received by either Maha or Palliser. In certain circumstances as set forth in the Amalgamation Agreement Palliser has agreed to pay Maha a termination fee of $2.0 million. Similarly, in certain circumstances as set forth in the Amalgamation Agreement, Maha has agreed to pay Palliser a termination fee of $800,000.

National Bank Financial Inc. acted as financial advisor to the board of directors of Palliser with respect to the Amalgamation and has provided the board of directors of Palliser with the verbal opinion that, as of the date of approval of the Amalgamation Agreement and subject to its review of the final form of the documentation effecting the Amalgamation, the consideration to be received by Palliser shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Palliser shareholders. National Bank Financial Inc. is expected to provide a written fairness opinion relating to the Amalgamation to the board of directors of Palliser in addition to the verbal fairness opinion which has already been provided to the board of directors of Palliser.

In addition, Ivy Capital Partners Ltd. ("Ivy Capital"), a corporation controlled by Stephen Hayden, a director of Palliser, has provided and has agreed to continue to provide certain services to Palliser in connection with the Amalgamation and associated transactions, including structuring advice and advice with respect to negotiating and implementing the Amalgamation and associated transactions. In consideration of providing such services to Palliser, Ivy Capital will receive a work fee upon the consummation of the Amalgamation equal to $100,000, for such services.

Due to the Mr. Hayden's interest in the fee payable to Ivy Capital, such agreement is a related party transaction pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Palliser is relying on an exemption from the valuation and minority approval requirements of MI 61-101. Specifically, pursuant to subsection 5.5(a) and 5.7(a) of MI 61-101, a formal valuation and minority approval are not required if at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25 per cent of the issuer's market capitalization. Palliser's three disinterested directors have determined that the terms of the agreement meet these exemptions and are reasonable in the circumstances. The payment of the fee is subject to certain conditions, including completion of the Amalgamation.

CONCURRENT ASSET TRANSACTIONS

Concurrent with entering into the Amalgamation Agreement, Palliser has closed the sale of a 50% working interest in its Manitou, Saskatchewan assets to Maha for $2,150,000 (approximately $1,950,000, after interim adjustments) ("Manitou Sale"). The production associated with the Manitou Sale is approximately 125 bbl/d of oil. Net proceeds from the Manitou Sale will be used to address Palliser payables. Palliser will remain the operator of the wells subject to the Manitou Sale.

Palliser has also entered into 2 farmout arrangements with Maha with a view to generating production in the near term from several priority prospects of Palliser.

In the first instance , Palliser on behalf of Maha, will recomplete and equip 4 wells targeting the GP formation on its Marwayne, Alberta prospect in the Lloydminster core area (the "Marwayne Farmout") for Maha to earn an undivided 30% working interest in associated spacing units and wellbores. Maha will pay 100% of the recompletion costs and Palliser will provide certain requisite surface equipment.

Under a second farmout arrangement in its Manitou, Saskatchewan core area (the "Manitou Farmout"), Palliser on behalf of Maha, will drill, case and complete or abandon a Sparky test well. Maha will be responsible for 100% of the costs under the Manitou Farmout to earn a 70% interest before payout, reducing to a 50% interest after payout.

Subject to rig availability, the recompletion well program under the Marwayne Farmout is expected to begin in early August 2014, and the test well under the Manitou Farmout is expected to commence in mid-August 2014.

The Manitou Sale, Marwayne Farmout and Manitou Farmout will provide Palliser with working capital to carry out additional development and to assist in maintaining production.

PALLISER UPDATE

Operations

In the second quarter of 2014, Palliser reactivated one (1.0) net well at Lloydminster.

Average production for the quarter was 1,715 boe/d, based on field estimates for June 2014, representing an 8% decrease over the previous quarter.

Financial and Outlook

Palliser achieved average production of 1,826 boe/d in the first quarter of the year but saw production decline in Q2 to 1,715 boe/d due to the limited capital program that was executed in the first half of 2014. These declines combined with the Manitou Sale will result in forecast net production in Q3 of 1,360 boe/d. However production growth from a seven well capital program in Q3 is expected to boost Palliser's net production to between 1,550 and 1,650 boe/d in Q4.

The capital program will be undertaken at no cost to Palliser, with the exception that surface equipment for all of the wells will be supplied from Palliser's inventory of surplus equipment. At Manitou Lake, one (0.3 net BPO & 0.5 net APO) well will be drilled in mid-August; at Marwayne, four (2.8 net) wells will be reactivated in August and September and at Neilburg, two (1.15 net) wells will be drilled by the end of September, with all wells expected to be on production late in Q3 or early in Q4.

Palliser has a significant undeveloped land holding in the Lloydminster area (34,042 net acres), and has identified a heavy oil prospect inventory of 169 locations. Approximately half of these future locations (83 of 169) are reflected in the year end reserves report as proved developed non-producing, proved undeveloped and probable reserves, while the balance are not reflected in the report. Palliser's undeveloped land base and extensive prospect inventory provides significant upside potential for future growth, once funding is available to mount a meaningful capital expenditure program.

ABOUT MAHA

Maha is a private Canadian-based, international upstream oil and gas company. Maha's main business activities include exploration, development and production of crude oil, natural gas liquids and natural gas.

Maha was incorporated in February 2013 and is the 99% working interest owner and operator of the LAK Ranch heavy oil field, located on the eastern edge of the multi-billion barrel Powder River Basin in Wyoming, USA.

Maha's core expertise is primary, secondary and enhanced oil and gas recovery technologies and its business strategy is to target and develop underperforming hydrocarbon assets. While Maha is currently focussing primarily on the enhanced recovery of heavy oil, other asset type opportunities are being and will be considered as they arise. By focusing on assets with proven hydrocarbon presence and applying state-of-the-art tailored solutions to recover the hydrocarbons in place, Maha's primary risk is not uncertainty in reservoir content but fluid extraction.

As Maha grows in size and value, it is the objective to create a well balanced portfolio of assets with low to medium risk. Ideally 40% of Maha's assets will be in extraction and development projects, 40% will be in delineation and development projects with the remaining 20% in near-field or low-risk exploration.

The LAK Ranch Field requires the application of heat, in the form of steam, to reduce (thin) the viscous oil and allow it to flow to the producing wellbores. A pilot project initiated in 2005, where 3 vertical wells supplied continuous steam into the Upper Newcastle Sandstone reservoir, has mobilized over 55,000 barrels from a 3 acre area to a horizontal producing well bore yielding an estimated recovery factor of 37% to date.

Since Maha acquired the LAK Ranch heavy oil field in 2013, Maha has converted 6 existing wells to cyclic steam wells, drilled 5 near-horizontal cyclic steam wells and 1 vertical delineation well on Section 19 that established the presence of additional oil in the Lower Newcastle Sandstone. New Maha plans to drill an additional 10 cyclic steam and producing wells in the fall of 2014, thereby increasing the production area to approximately 75 acres. Maha owns two steam generators at the field capable of producing sufficient steam to generate 2,000 bbl/d of oil production. Additional steam generating capability is planned to be added as part of New Maha's business plan.

Maha currently has 35,799,304 common shares outstanding (38,640,185 common shares on a fully diluted basis).

ABOUT PALLISER

Palliser is a Calgary-based junior oil and gas company focused on high netback heavy oil production in the greater Lloydminster area of Alberta and Saskatchewan.

Palliser currently has 63,915,979 common shares outstanding (68,139,091 common shares on a fully diluted basis).

FOR FURTHER INFORMATION PLEASE CONTACT:

PALLISER OIL & GAS CORPORATION
Kevin J. Gibson
President & CEO
kgibson@palliserogc.com
(403) 209-5717

Ivan J. Condic
Vice President, Finance & CFO
icondic@palliserogc.com
(403) 209-5718

MAHA ENERGY INC.
Jonas Lindvall
President & CEO
jonas@mahaenergy.ca
(403) 467-2450

Ron Panchuk
Chief Commercial Officer
ron@mahaenergy.ca
(403) 703-5694

Disclaimers

Forward Looking Statements

Certain information included in this press release constitutes forward-looking information under applicable securities legislation. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information in this press release may include, but is not limited to, timing for completion of the Amalgamation and matters related or incidental thereto, timing for recompleting or drilling wells, and the characteristics and plans of New Maha. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information but which may prove to be incorrect. Although Maha and Palliser believe that the expectations reflected in its forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because Maha and Palliser can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding and are implicit in, among other things, the timely receipt of any required regulatory approvals (including shareholder approvals). Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.

Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Maha and Palliser and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Maha and Palliser undertake no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

United States Matters

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The New Maha Shares to be offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.

FOFI

Any financial outlook or future oriented financial information in this presentation, as defined by applicable securities legislation, has been approved by management of Maha and Palliser. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

BOEs

All calculations converting natural gas to barrels of oil equivalent ("boe") have been made using a conversion ratio of six thousand cubic feet (six "Mcf") of natural gas to one barrel of oil, unless otherwise stated. The use of boe may be misleading, particularly if used in isolation, as the conversion ratio of six Mcf of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Analogous Information

Certain information in this news release may constitute "analogous information" as defined in NI 51-101, including, but not limited to, information relating to areas, assets, wells and/or operations that are in geographical proximity to or believed to be on-trend with lands held by Maha. Such information has been obtained from public sources, government sources, regulatory agencies or other industry participants. Management of Maha believes the information may be relevant to help define the reservoir characteristics within lands on which Maha holds an interest and such information has been presented to help demonstrate the basis for Maha's business plans and strategies. However, management cannot confirm whether such analogous information has been prepared in accordance with NI 51-101 and the Canadian Oil and Gas Evaluation Handbook and Maha is unable to confirm that the analogous information was prepared by a qualified reserves evaluator or auditor. Maha has no way of verifying the accuracy of such information. There is no certainty that the results of the analogous information or inferred thereby will be achieved by Maha and such information should not be construed as an estimate of future production levels or the actual characteristics and quality Maha's assets. Such information is also not an estimate of the reserves or resources attributable to lands held or to be held by Maha and there is no certainty that such information will prove to be analogous in the future. The reader is cautioned that the data relied upon by Maha may be in error and/or may not be analogous to such lands to be held by Maha.

THE TECHNICAL INFORMATION CONTAINED IN THIS RELEASE HAS NOT BEEN FULLY REVIEWED BY THE TSX VENTURE EXCHANGE AND, AS SUCH, REMAINS SUBJECT TO CONTINUING REVIEW AND ACCEPTANCE BY THE EXCHANGE.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAWS.